Exhibit 12.5
Idaho Power Company
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Three Months	Twelve Months Ended
	Ended	December 31,
	March 31,	(Thousands of Dollars)

	2008	2007	2006	2005	2004	2003

Earnings, as defined:

Income before income taxes	$31,522	$111,965	$137,890	$115,764	$76,936	$80,319
Adjust for distributed income of equity investees	796	(5,553)	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-	-
Fixed charges, as below	19,244	68,272	60,687	57,739	55,530	60,304
Total earnings, as defined	$51,562	$174,684	$189,230	$163,133	$134,456	$138,487

Fixed charges, as defined:

Interest charges[1]	$18,998	$67,386	$59,955	$56,866	$54,297	$59,363
Rental interest factor	246	886	732	873	1,233	941
Total fixed charges, as defined	$19,244	$68,272	$60,687	$57,739	$55,530	$60,304

Ratio of earnings to fixed charges	2.68 x	2.56 x	3.12 x	2.83 x	2.42 x	2.30 x

1 FIN 48 interest is not included in interest charges.